United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

CROWD SHARES AFTERMARKET, INC.

(Name of Registrant)

Nevada	000-52769	26-0295367
State of Incorporation	(Commission File No.)	(IRS Employer Identification No.)

898 N. Sepulveda, Suite 500

El Segundo, CA 90245

(Address of Principal Executive Offices)

(424) 220-6613

(Registrant’s Telephone Number)

John B. Lowy, Esq.

645 Fifth Avenue, Suite 400

New York, NY 10022

(212) 371-7799

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Required Not to Send Us a Proxy

CROWD SHARES AFTERMARKET, INC.

898 N. Sepulveda, Suite 500

El Segundo, CA 90245

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Thereunder

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement pursuant to Rule 14f-1 (the “Notice”) is being furnished to all holders of record of common stock of Crowd Shares AfterMarket, Inc. (the “Company”) at the close of business on May 27, 2016 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our stockholders. Accordingly, the change in a majority of our directors pursuant to the terms of the Common Stock Purchase Agreement will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our stockholders of record on or about May 27, 2016.

Please read this Information Statement carefully. It describes the terms of the Common Stock Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Common Stock Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

As of May 27, 2016, Douglas Brackin and Joy Brackin, husband and wife (the “Sellers”), entered into a Common Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Sellers agreed to sell to AAA Century Group USA Inc, a newly-formed New York corporation (the “Purchaser”), the 20,000,000 shares of common stock of the Company (the “Shares”) owned by the Sellers, constituting approximately 88.6% of the Company’s 22,564,000 issued and outstanding common shares, for $337,000. As a result of the sale there will be a change of control of the Company. It is intended that the change of management will be completed approximately 11 days after this Information Statement is filed with the SEC and mailed to the Company’s stockholders. There is no family relationship or other relationship between the Sellers and the Purchaser.

In connection with the sale pursuant to the Stock Purchase Agreement, the Sellers and the Company’s Directors and officers—Douglas Brackin and Keith Moore—have agreed to (a) appoint Qingxi Meng (the “Designee”) as the sole director of the Company, subject to the filing and dissemination of this Information Statement, and (b) submit their resignations as the directors and officers of the Company, subject to the filing and dissemination of this Information Statement. As a result thereof, the Designee will then constitute the entire Board of Directors of the Company.

As of the date of this Information Statement, the authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.0001 per share, of which 22,564,000 shares are issued and outstanding, and 10,000,000 shares of Preferred Stock, $.0001 par value, none of which shares are issued or outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and executive officers of the Company:

Name	Position/Title	Age

Douglas Brackin	Chief Executive Officer and Director	55

Keith Moore	Chief Financial Officer, Treasurer, Secretary, Director	57

(1)	Messrs. Brackin and Moore will resign all of their positions when the change of control is completed, on or about June 8, 2016.

The following sets forth biographical information regarding the Company’s current directors and officers:

Mr. Brackin is a real estate hospitality entrepreneur. He built his first lodging establishment in 1988 in Payson, Arizona. He operated the Payson Pueblo Inn for 3 ½ years, then sold the property for a profit in March of 1992. His next project was the Majestic Mountain Inn, which was built in 1993. This project was owned by Mr. Brackin for 10 years, and again sold for a profit. During 2000-2001, Mr. Brackin co-developed an office building along with a steakhouse named Fargo’s. In 2004, Mr. Brackin co-developed a 33 lot subdivision in Flagstaff, Arizona. Doug did all the entitlement work for this project and handled all the sales of the 33 lots generating over $7 million in sales. Mr. Brackin renovated a drinking lounge called J. Chew in 2008 and sold this establishment for a profit in 2009. Mr. Brackin earned a B.S. in Hotel, Restaurant, and Tourism at Northern Arizona University. Mr. Brackin also holds an Arizona Real estate license as well as an Arizona Insurance license.

Mr. Moore co-founded Monarch Bay Securities, LLC, and a FINRA member broker dealer in 2006. He has served his entire career founding, growing and financing technology and service companies. Throughout his career Mr. Moore has served in various executive capacities for micro-cap to Russell 1000 companies, including Activision, Inc. and POPcast Communications Corp. Mr. Moore has raised over $100 million for these organizations and has grown collective revenues in excess of $600 million.

From 1996 through 2007, Mr. Moore served in Chief Executive and other executive capacities for POPcast Communications Corp., and iTechexpress, Inc., overseeing their respective strategic growth and capital raises. From 1991 through 1996, Mr. Moore served as President, Chief Operating Officer, Chief Financial Officer, Director and Consultant of Activision, Inc. (NASDAQ: ATVI), recognized as the international market leader in videogames. Mr. Moore is a founder of International Consumer Technologies Corp. and was Vice President, Chief Financial Officer and Director since its inception in July 1986 until its merger into Activision in December 1991. Mr. Moore, board Emeritus of the Mission Hospital Foundation Board of Directors earned a B.S. in Accounting and a Masters in Finance from Eastern Michigan University.

Set forth below is information describing the Company’s proposed new officer and director (the “Designee”), to be designated pursuant to the terms of the Stock Purchase Agreement:

Name and Address	Position/Title (1)	Age

Qingxi Meng	Director, CEO, CFO	26
18 Tanners Road
Great Neck, NY 11020

(1)	The person named above will become the Company’s sole director when completion of the change of control takes effect, on or about June 8, 2016.

The following sets forth biographical information regarding the Company’s proposed new director and officer:

Mr. Meng attended Queens College in New York from 2010-2014, majoring in accounting. From 2012-2014, he served as a Project Manager at MLA Technology Group, a private company located in Manhattan, New York which is engaged in the identifying business opportunities in the U.S. for Chinese clients. While at MLA Technology, he assisted with developing US-China networking platforms. He became the CEO of the Purchaser when it was incorporated in April, 2016.

Upon becoming the Company’s sole officer and director, the Designee intends to use his efforts to have the Company acquire a particular parcel of land in Upstate New York, and to then develop the parcel for commercial purposes. As of the date hereof, neither the Purchaser nor the Designee has entered into any agreement to acquire the particular parcel of land; and no assurance can be given that the Company will acquire the parcel.

The Company intends to continue its current business after the change in control and management.

There is no relationship between the Sellers and the Designee. The proposed new director and officer has no material plan, contract or arrangement (written or not written) to which a proposed new director or officer is a party, or in which he participates, that is entered into, or a material amendment, in connection with the triggering event or any grant or award to any such covered person or modification thereto, under any such plan, contract or arrangement in connection with any such event.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the Company’s knowledge, during the past ten (10) years, none of our directors, executive officers, promoters, control persons, nor the Designee, has been:

●	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

●	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

The following sets forth the beneficial ownership information prior to the closing of the Share Purchase Agreement:

	Name and Address	Amount and Nature of Beneficial	Percent of
Title of Class	Of Beneficial Owner	Ownership	Class(1)

Common Stock, par value $0.001	Douglas Brackin 898 N. Sepulveda, Ste 500 El Segundo CA 90245	10,000,000	44.3%
	Joy Brackin 898 N. Sepulveda, Ste 500 El Segundo, CA 90245	10,000,000	44.3%

Common Stock, par value $0.0001	All Executive Officers and Directors as a Group (2 persons)	20,000,000	88.6%

(1)	The percent of class is based on 22,564,000 shares of common stock issued and outstanding as of May 27, 2016.

(2)	Includes 10,000,000 shares owned by Joy Brackin, Mr. Brackin’s wife.

The following sets forth the beneficial ownership information after the closing of the Share Purchase Agreement:

Title of Class	Name and address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common Stock	Qingxi Meng(1)	13,000,000	57.6%
Par value $.0001	18 Tanners Rd.
	Great Neck, NY 11021

	Yingchuan Wang(1)	4,000,000	17.7%
	143-40 Roosevelt Ave.
	Flushing, NY 11354

(1)	Mr. Meng will individually own 13,000,000 of the 20,000,000 shares being acquired by the Purchaser. The remaining 7,000,000 shares being acquired by the Purchaser will be transferred to other persons, including Ms. Wang, listed above, who will then own 4,000,000. No other person is expected to own more than 5% of the Company’s common shares as a result of the change of control.

There is no family connection between Mr. Meng and Ms. Wang.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of the Forms 3, 4 and 5 filed), no officer, director or 10% beneficial stockholder of the Company failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company’s fiscal year ended December 31, 2015.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended December 31, 2015, no director or executive officer received any compensation from the Company.

Corporate Governance

Board of Directors and Committees; Director Independence

We do not have standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. These functions are currently performed by the Board of Directors, which currently consists of two persons. We do not have an audit committee charter or nominating committee charter.

Our Board of Directors does not currently have an expressed policy with regard to the consideration of any director candidates recommended by stockholders because the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis. Our Board of Directors does not currently have any formal minimum criteria for nominees. We have not received any recommendations for director nominees from any stockholders.

None of our current directors, nor any of the proposed directors following the change of control, are “independent” directors under the Nasdaq Marketplace Rules.

Board Meetings

During the Company’s fiscal year ended December 31, 2015, our Board of Directors did not hold any meetings and took no actions by written consent. We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our Board of Directors does not currently have a process for our stockholders to send communications to the Board of Directors. Following the change of control of the Board of Directors, our stockholders can send communications to the new Board of Directors by writing to Qingxi, 39-01 Main St # 605a, Flushing, NY 11354

EXECUTIVE COMPENSATION

Compensation Philosophy and Objectives

We believe that the quality, skills and dedication of our executive officers are critical factors affecting the company’s performance and shareholder value. Accordingly, the key objective of our compensation programs is to attract, retain and motivate superior executive talent while maintaining an appropriate cost structure. In addition, our compensation programs are designed to link a substantial component of our executives’ compensation to the achievement of performance goals that directly correlate to the enhancement of shareholder value. Finally, our compensation programs are designed to have the right balance of short and long-term compensation elements to ensure an appropriate focus on operational objectives and the creation of long-term value.

The Board also generally seeks to compensate its executives through determinable base cash salaries that are sensitive to the company’s cash resources but that also provide for motivational incentive and maintain continuity of management. In addition, executives are given equity awards to reward performance based on the company’s growth and economic achievements. The Board does not maintain fixed policies for allocating among current and long-term compensation or among cash and non-cash compensation. Instead, the Board maintains flexibility and adjusts different elements of compensation based upon its evaluation of the key compensation goals set forth above.

Compensation Committee

We currently do not have a standing compensation committee of our Board of Directors at the current time, which is again due to the size of our operations. The functions of a compensation committee are currently being performed by our Board.

No current or prior officer or director has received any remuneration or compensation from the Company in the past three years, nor has any member of the Company’s management been granted any option or stock appreciation right. Accordingly, no tables relating to such items have been included within this Item. None of our employees are subject to a written employment agreement nor has any officer received a cash salary since our founding.

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal periods ended December 31, 2015, 2014 and 2013. Other than as set forth herein, no executive officer’s salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Douglas Brackin	2015	$-	$-	$-	$-	$-	$-	$-	$-
Chief Executive Officer	2014	$-	$-	$-	$-	$-	$-	$-	$-
	2013	$-	$-	$-	$-	$-	$-	$-	$-

Keith Moore	2015	$-	$-	$-	$-	$-	$-	$-	$-
Chief Financial Officer	2014	$-	$-	$-	$-	$-	$-	$-	$-
	2013	$-	$-	$-	$-	$-	$-	$-	$-

Compensation of Directors

There are no agreements to compensate any of the directors for their services.

Our officers and directors are reimbursed for expenses incurred on our behalf. Our officers and directors will not receive any finder’s fee as a result of their efforts to implement the business plan of Denali. However, our officers and directors may receive benefits as beneficial shareholders of our common stock.

We have not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

Termination of Employment and Change of Control Arrangement

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any former employees, officers or directors which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of such person’s employment with the Company, or any change in control of the Company, or a change in the person’s responsibilities following a change in control of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, neither the current directors and officers, nor any of the proposed directors, officers or holders of more than five percent of the Company’s outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended December 31, 2014 and 2015, in any transaction or proposed transaction which may materially affect the Company, except as follows:

On December 31, 2010, the Company entered into a definitive agreement to acquire all of the membership interests in Brackin O’Connor, LLC, (“Brackin”) an entity owned by Douglas Brackin, our President and Director, and Joy Brackin, his wife. We issued 20,000,000 shares of our common stock to Douglas Brackin and Joy Brackin in exchange for the membership interests in Brackin O’Connor.

On December 31, 2010, the Company entered into a definitive agreement to dispose of all of the capital stock of our subsidiaries, VFC and VFC Franchise Corp. to Gordon Knott, formerly our President and member of our Board of Directors, and Garabed Khatchoyan, formerly a member of our Board of Directors. In exchange for the capital stock of VFC and VFC Franchise Corp., Messrs Knott and Khatchoyan agreed to return to us 20,000,000 shares of our common stock and to assume up to $75,000 of our liabilities arising from periods prior to December 31, 2010. In connection with the transaction, we agreed to reimburse certain expenses incurred by VFC through payment of $12,500 in cash and the issuance of a promissory note in the amount of $62,500. The promissory note was paid in full in April 2011.

On April 25, 2015, the Company entered into a definitive agreement to sell all of the membership interests in Brackin to the original members of Brackin O’Connor, LLC, for $25,000 which was used to pay the remaining Note Payable principal balance and reduce the accrued interest on the Promissory Note.

During the year ended December 31, 2015, Cardiff Partners, LLC, a related party, advanced the Company $1,000, and the Company paid back $15,000 of previous advances to Cardiff Partners. Keith Moore, the Company’s Treasurer, Secretary, and Director, is a managing member and 50% owner of Cardiff Partners. The advance bears interest at a rate of 1% per month. The total outstanding advance balance from Cardiff Partners to the Company at December 31, 2015 and 2014 was $11,309 and $25,309, respectively. Interest expense totaled $2,447 for the twelve months ended December 31, 2015. No interest was paid by the Company to Cardiff Partners during the twelve months ended December 31, 2015.

During the twelve months ended December 31, 2015, Doug Brackin, the Company’s Chief Executive Officer, did not advance the Company additional money. The Company paid back $8,818 of previous advances owed to Mr. Brackin in 2014, leaving a principal balance due to Mr. Brackin of $0 and interest due of $4,469. The advance bears interest at a rate of 1% per month. Interest expense totaled $0 for the twelve months ended December 31, 2015.

On April 8, 2011, the Company entered into a Promissory note with Doug Brackin, a related party, for a total of $62,500. The promissory note was not paid by the maturity date of July 31, 2011, and accordingly, the note started to accrue compounding interest at 1.25% per month effective August 1, 2011. During the year ended December 31, 2014, the Company paid back $50,000 of principal. During the year ended December 31, 2015, the Company paid back the remaining $12,500 of principal, leaving a balance due to Mr. Brackin of interest $13,383. Interest expense totaled $750 for the twelve months ended December 31, 2015.

During the twelve months ended December 31, 2015, Keith Moore the Company’s Chief Financial Officer, advanced the Company $4,641. The Company paid back $0 of previous advances owed to Mr. Moore in 2015, leaving a balance due to Mr. Moore of $4,641. The advance does not bear interest.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street Street, N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

CROWD SHARES AFTERMARKET, INC.

May 27, 2016	By:	/s/ Douglas Brackin
Douglas Brackin, CEO